May 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Standard BioTools Inc.

Registration Statement on Form S-3

Filed May 17, 2022

File No. 333-265010

Acceleration Request

Requested Date:    May 26, 2022

Requested Time:    4:00 P.M. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Standard BioTools Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-265010) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Zachary Myers at (858) 350-2350.

* * * *

Sincerely,

Standard BioTools Inc.

/s/ Nicholas Khadder
Nicholas Khadder
Senior Vice President, General Counsel, and Secretary

cc:	Michael Egholm, President and Chief Executive Officer, Standard BioTools Inc.

Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.

Zachary Myers, Wilson Sonsini Goodrich & Rosati, P.C.